UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CAZOO GROUP LTD.
(Name of Issuer)

Class A Ordinary Shares, par value $0.20 per share
(Title of Class of Securities)

G2007L121
(CUSIP Number)

Mubadala Investment Company PJSC Attention: Treasury and Investor Relations P.O. Box 45005 Abu Dhabi United Arab Emirates +971 2 413 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L121
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 364,400
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 364,400
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,400
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.45%[1]
14		TYPE OF REPORTING PERSON CO

[1]	This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Split and the issuance of the New Shares (each as described in Item 4), as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

CUSIP No. G2007L121
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mamoura Diversified Global Holdings PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 364,400
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 364,400
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,400
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.45%[1]
14		TYPE OF REPORTING PERSON CO

[1]	This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Split and the issuance of the New Shares (each as described in Item 4), as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

CUSIP No. G2007L121
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 94th Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 364,400
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 364,400
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,400
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.45%[1]
14		TYPE OF REPORTING PERSON CO

[1]	This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Split and the issuance of the New Shares (each as described in Item 4), as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

CUSIP No. G2007L121
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MIC Capital Management UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 11,347
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 11,347
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,347
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.00%[1]
14		TYPE OF REPORTING PERSON IA

[1]	This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Split and the issuance of the New Shares (each as described in Item 4), as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

CUSIP No. G2007L121
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 11,347
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 11,347
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,347
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%[1]

[1]	This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Split and the issuance of the New Shares (each as described in Item 4), as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

CUSIP No. G2007L121
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MC Alternative Solutions, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%[1]
14		TYPE OF REPORTING PERSON PN

[1]	This percentage is calculated based on 4,891,002 Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Split and the issuance of the New Shares (each as described in Item 4), as reported in the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023.

Item 1.	Security and Issuer.

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the statement on Schedule 13D related to the Class A Ordinary Shares (the “Ordinary Shares”) of Cazoo Group Ltd. (the “Issuer”) which was originally filed with the United States Securities and Exchange Commission (“SEC”) on April 27, 2023, Amendment No. 1, filed with the SEC on May 17, 2023, and Amendment No. 2, filed with the SEC on June 16, 2023 (as so amended, the “Original 13D” and, as amended by this Amendment No. 3, this “Schedule 13D”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original 13D.

The filing of this Schedule 13D/A shall not be deemed an admission that the Reporting Persons were members of a “group” for purposes of Section 13(d) of the Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Ordinary Shares or other securities held or otherwise beneficially owned by the other Parties to the Cooperation Agreement.

Item 4.	Purpose of Transaction.

The response set forth in this Item 4 hereby supplements the response in the Original 13D with the following:

Termination of Cooperation Agreement

The Reporting Persons previously entered into a Cooperation Agreement (as subsequently amended, the “Cooperation Agreement”), with certain other parties thereto. The Cooperation Agreement has been terminated and the Reporting Persons no longer may be deemed to be part of a group for purposes of Section 13(d) of the Exchange Act with the parties to the Cooperation Agreement.

Transaction Support Agreement

The Issuer and certain of its subsidiaries entered into an transaction support agreement (together with the Term Sheet attached as Exhibit A thereto, and as amended, the “Transaction Support Agreement”) with certain noteholders representing more than 75% of the Issuer’s $630 million aggregate principal amount of outstanding 2.00% Convertible Senior Notes due 2027 (the “Notes”) and shareholders representing more than 25% of the Issuer’s outstanding Ordinary Shares. Certain of the Reporting Persons became party to the Transaction Support Agreement by joinder agreements. Among other things, the Transaction Support Agreement contemplated the Exchange Offer and Reverse Split (as defined below and together, the “Transactions”).

The Transaction Support Agreement remained effective until December 6, 2023, the date on which the Transactions contemplated by the Transaction Support Agreement were consummated. Any “group” (as such term is defined in Section 13(d) of the Act and Rule 13d-5 thereunder) that may have been formed among the parties to the Transaction Support Agreement for purposes of completing the Transactions was immediately dissolved.

Exchange Offer and Reverse Split

The Issuer conducted an exchange offer (the “Exchange Offer”) with respect to the Notes pursuant to which it issued to each current holder of Notes, upon the tender and cancellation of all $630 million aggregate principal amount of outstanding Notes, such holder’s pro rata share of (i) $200 million aggregate principal amount of new senior secured notes due February 2027 (the “New Notes”) and (ii) a number of Ordinary Shares representing 92% of the Ordinary Shares outstanding after completion of the Exchange Offer (the “New Shares”). The Exchange Offer expired on December 4, 2023.

On December 6, 2023, the Issuer performed a 100:1 reverse stock split (the “Reverse Split”) as part of the Exchange Offer.

After giving effect to the Reverse Split and consummation of the Exchange Offer, and a sale of 3,751 Ordinary Shares by MC Alternative Solutions, LP on February 26, 2024, the Reporting Persons’ aggregate beneficial ownership of Ordinary Shares is 375,747. This constitutes an aggregate beneficial ownership percentage of 7.68%, consistent with the Reporting Persons’ aggregate beneficial ownership percentage of 7.11% prior to the Reverse Split and Exchange Offer. Such ownership calculations and those reported in boxes 13 were calculated assuming based upon 4,891,002 Ordinary Shares outstanding as of December 7, 2023, as reported in the Issuer’s Report on Form 6-K filed with the SEC on December 7, 2023.

Investor Rights Agreement

In connection with the Exchange Offer, on December 6, 2023, certain of the Reporting Persons entered into an investor rights agreement with the Issuer which provides the holders party thereto with certain tag-along and preemptive rights (the “Investor Rights Agreement”).

Registration Rights Agreement

On December 6, 2023, certain of the Reporting Persons entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). The Registration Rights Agreement provides, among other things, that the Issuer’s existing resale shelf registration statement will remain outstanding for a specified period of time.

Item 5.	Interest in Securities of the Issuer.

The response set forth in this Item 5 hereby supplements the response in the Original 13D with the following:

(a-b)

After giving effect to the Reverse Split and consummation of the Exchange Offer, and a sale of 3,751 Ordinary Shares by MC Alternative Solutions, LP on February 26, 2024, the Reporting Persons’ aggregate beneficial ownership of Ordinary Shares is 375,747. This constitutes an aggregate beneficial ownership percentage of 7.68%, consistent with the Reporting Persons’ beneficial ownership percentage of 7.11% prior to the Reverse Split and Exchange Offer. Such ownership calculations and those reported in boxes 13 were calculated assuming based upon 4,891,002 Ordinary Shares outstanding as of December 7, 2023, as reported in the Issuer’s Report on Form 6-K filed with the SEC on December 7, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in this Item 6 hereby supplements the response in the Original 13D with the following:

Item	4 of this Amendment No. 3 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Transaction Support Agreement (incorporated herein by reference to the Transaction Support Agreement attached as Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on September 20, 2023).
Exhibit 2	Investor Rights Agreement, dated as of December 6, 2023, by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein (incorporated by reference to Exhibit 99.8 to the Issuer’s Report on Form 6-K filed with the SEC on December 7, 2023).
Exhibit 3	Registration Rights Agreement, dated as of December 6, 2023, by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein (incorporated by reference to Exhibit 99.9 to the Issuer’s Report on Form 6-K filed with the SEC on December 7, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2024

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

MAMOURA DIVERSIFIED GLOBAL HOLDINGS PJSC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

94th INVESTMENT COMPANY LLC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

MIC CAPITAL MANAGEMENT UK LLP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: General Counsel

MIC CAPITAL PARTNERS (VENTURES) EUROPE PARALLEL (LUXEMBOURG) AGGREGATOR SCSP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: Manager

MC ALTERNATIVE SOLUTIONS, LP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: Manager